Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Keane Group, Inc.:

We consent to the use of our report dated February 28, 2018, with respect to the consolidated and combined balance sheets of Keane Group, Inc. as of December 31, 2017 and 2016, and the related consolidated and combined statements of operations and comprehensive income (loss), changes in owners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3.

/s/ KPMG LLP

Houston, Texas

February 26, 2019